Filed by Nuveen Georgia Dividend Advantage Municipal Fund 2

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company: Nuveen Georgia Dividend Advantage Municipal Fund

Commission File No. 811-10351

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As a valued business partner, we want to update you on an important Nuveen closed-end fund product initiative which was announced July 26, 2011.

At that time, we announced that the Board of Trustees for Nuveen closed-end funds approved a series of proposed mergers of the Connecticut, Georgia and North Carolina-specific Nuveen municipal closed-end funds.

Your clients in the affected funds will be receiving proxy materials regarding the proposed mergers very shortly.

Please visit the Nuveen Closed-End Funds Product Update - CT/GA/NC page, where you will find a brief overview and frequently asked questions regarding the merger proposals as well as links to the proxy materials.

Thank you for your support of Nuveen closed-end funds. Please contact your Nuveen Service Team at 800-752-8700 with questions.

FOR ADVISOR USE ONLY

This information does not constitute an offer for sale of any securities. A joint Proxy Statement/Prospectus related to each proposed merger will contain important information regarding each merger. Shareholders and their financial advisors are urged to read the Proxy Statement/Prospectus carefully. An investment in common shares is subject to investment risk including the possible loss of principal. Closed-end funds frequently trade at a discount to their net asset value. Investors should carefully consider their investment objectives, risk tolerance, liquidity needs and tax liabilities before investing.

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